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                              March 9, 2023

       Joseph E. Kurczodyna
       Acting Chief Executive Officer
       Blackstar Enterprise Group, Inc.
       4450 Arapahoe Ave., Suite 100
       Boulder, CO 80303

                                                        Re: Blackstar
Enterprise Group, Inc.
                                                            Amendment No. 7 to
                                                            Registration
Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-257978

       Dear Joseph E. Kurczodyna:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

       Amendment to Form S-1 filed February 13, 2023

       General

   1. We note your response to comment 1, as well as your previous related responses. While we do not have any
further comments at this time regarding your responses, please confirm your
understanding that our decision not to issue additional comments should not be interpreted to mean
that we either agree or disagree with your responses, including any conclusions you have
made, positions you have taken and practices you have engaged in or may engage in with
respect to this matter, including in regards to any crypto assets that you may develop in the
future or that you may support or facilitate the development of in the future.
 Joseph E. Kurczodyna
Blackstar Enterprise Group, Inc.
March 9, 2023
Page 2
2. Please update your financial statements and related financial information throughout to provide audited financial statements for the fiscal year ended December 31, 2022.
Executive and Director's Compensation, page 60

3. Please update to include compensation disclosure for the latest fiscal year end.
      Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams, Acting Legal
Branch Chief, at 202-551-3217 with any questions.



                                                            Sincerely,
FirstName LastNameJoseph E. Kurczodyna
                                                            Division of
Corporation Finance
Comapany NameBlackstar Enterprise Group, Inc.
                                                            Office of Crypto
Assets
March 9, 2023 Page 2
cc:       Christen Lambert
FirstName LastName